John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 29, 2010 Houghton R. Hallock Jr. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: PFS Funds (the “Trust”)

Dear Mr. Hallock:

     On April 16, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 13 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding a new series portfolio, the Castle Focus Fund (the “Fund”), to the Trust. The Amendment contained the prospectus and statement of additional information for the Fund.

     On June 21, 2010, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing another post-effective amendment to its registration statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

1.	Comment: On page 7 of the Fund’s prospectus under the heading, “Management – The Investment Adviser,” add disclosure in the description of the Services Agreement that among the items excluded from those that the Adviser must pay are any expenses incurred under a plan of distribution adopted with respect to any class of shares of the Fund. Make corresponding disclosure adjustments throughout the remainder of the registration statement.

Mr. Hallock U.S. Securities and Exchange Commission June 29, 2010

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: With respect to the Sub-adviser’s related performance, advise in your correspondence letter that the accounts represented in the “Composite” are all of the accounts that were advised by the Sub-adviser during the periods presented that utilized objectives and strategies that will be utilized in managing the Fund (i.e., that follow the focus strategy) or that the exclusion of any accounts not included would not cause the performance disclosure of the Composite to be misleading.

Response: The Adviser and the Sub-adviser have each advised the Trust that the Composite consists of all of the accounts that were advised by the Sub-adviser during the periods presented that utilize objectives and strategies (i.e., the focus strategy) that will be utilized by the Fund.

3.	Comment: In the disclosure regarding the Sub-adviser’s related performance, please advise whether the disclosure regarding differences in investor performance based on the ability to invest in new issues is applicable. If not, please strike that disclosure.

Response: The Adviser and the Sub-adviser have each advised that the referenced disclosure is not applicable and it has been removed.

4.	Comment: In the fee table, please add the disclosure required by the new Form N-1A after the “Maximum Deferred Sales Charge (Load)” line item.

Response: The Trust has revised the disclosure as you have requested.

5.	Comment: In the “Expense Example,” delete the line for the Investor Shares in the second set of expense figures describing the fees and expenses if an investor did not redeem shares.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: Please indicate whether making investments in other investment companies is part of the Fund’s principal investment strategies. If so, please add disclosure to this effect to the strategies disclosures provided in response to Items 4(a), 4(b), 9(b) and 9(c) of Form N-1A.

Response: The Adviser and the Sub-adviser have advised the Trust that investing in other investment companies is part of the Fund’s principal investment strategies. In this regard, the Trust has added disclosure to the strategies and risks sections of the Fund’s prospectus.

7.	Comment: Add disclosure to the summary section of the Fund’s prospectus in response to Item 4(a) regarding making investments in companies represented in the Value Line Index.

Response: The Trust has revised the disclosure as you have requested.

Mr. Hallock U.S. Securities and Exchange Commission June 29, 2010

8.	Comment: In light of the disclosure regarding how the Sub-adviser’s stock selection process begins stocks represented in the Value Line Index, please indicate whether any foreign issuers are represented in that index whose shares are only available in a form other than ADRs. Verify whether the Fund may invest in foreign securities and/or ADRs. If the Fund may only invest in ADRs, modify the strategies and risks disclosures as needed. If the Fund may invest and hold directly securities of foreign issuer, plase modify the disclosures as needed.

Response: The Adviser and the Sub-adviser have verified that the Value Line Index only consist of issuers whose securities trade on U.S. securities exchanges and over-the-counter markets and that the Fund’s exposure to foreign issuers will only be in the form of ADR holdings.

9.	Comment: Add disclosure to the risks sections of the Fund’s prospectus pertaining to the fact that the loss of money is a risk of investing in the Fund.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: The “Risks in General” and the “Risk of Investing in Common Stocks” contains duplicative disclosures. The Trust may choose to delete this duplicative disclosure.

Response: The Trust has deleted the duplicative disclosure in the summary section of the Fund’s prospectus.

* * *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

4

Mr. Hallock U.S. Securities and Exchange Commission June 29, 2010

JHL
cc:	Jeffrey R. Provence